Correspondence

May 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Scorpius Holdings, Inc. (CIK 0001476963) (the “Company”)
Registration Statement No. 333-279092 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above- referenced Registration Statement, so that it may become effective on Monday, May 13, 2024 at 5:30 p.m., Eastern Time, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Eric Lord Head of Investment Banking